October 24, 2011

VIA EDGAR

Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attn:  Mr. Dominic Minore

Re:	Security Income Fund (File No. 333-176853)

Dear Mr. Minore:

On behalf of Security Income Fund (the “Registrant”), transmitted herewith for filing with the U.S. Securities and Exchange Commission (“SEC”) pursuant to Section 8(a) the Securities Act of 1933, as amended (the “Securities Act”), is Pre-Effective Amendment Number 2 to the Registrant’s Registration Statement on Form N-14 relating to the proposal to approve an Agreement and Plan of Reorganization between TS&W / Claymore Tax-Advantaged Balanced Fund (“TYW”) and Rydex | SGI Municipal Fund, a series of the Registrant (“Rydex | SGI Fund” or “Fund”), pursuant to which TYW would (i) transfer substantially all of its assets and stated liabilities to Rydex | SGI Fund in exchange solely for Class A shares of Rydex | SGI Fund (the “New Shares”), (ii) distribute such New Shares to its common shareholders, and (iii) dissolve (the “Reorganization”).

The purpose of this filing is to (i) incorporate additional disclosure in response to SEC staff comments on Pre-Effective Amendment Number 1 to the Registrant’s Registration Statement on Form N-14 filed pursuant to Section 8(a) the Securities Act on September 29, 2011; (ii) change the anticipated closing date of the Reorganization; and (iii) include additional disclosure that is relevant to shareholders in connection with the Reorganization.

Please note that the Registrant is also submitting a request to accelerate the effective date of its Registration Statement on Form N-14 under separate cover.

We also wish to respond by this letter to comments of the SEC staff on Pre-Effective Amendment Number 1 to the Registrant’s Registration Statement on Form N-14. The SEC staff’s comments were conveyed (1) via telephone conference between you and Julien Bourgeois and Brenden P. Carroll of Dechert LLP on Friday, October 14, 2011 and October 21, 2011, and (2) via telephone conference between Richard Pfordte and Julien Bourgeois on Friday, October 21, 2011. Throughout this letter, capitalized terms have the same meaning as in the filing, unless otherwise noted. A summary of the SEC staff’s comments, followed by the responses of the Fund, is set forth below:

General Comments

1.	Tandy Representations

Comment: Please include standard Tandy representation language.

U.S. Securities and Exchange Commission
October 24, 2011
Page two

Response: The Registrant agrees to make the following representations:

● the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

● the staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the SEC from taking any action with respect to the filing; and

● the Registrant may not assert staff comments as a defense in any proceeding initiated by the SEC under the federal securities laws.

2.	Sale of Fund Shares

Comment: Please confirm that the Fund will not start offering Fund shares prior to the Reorganization.

Response: The Registrant confirms the foregoing.

3.	Proxy Card

Comment: The Registrant only included a single form of proxy card in its filing. Please confirm that this form of proxy card will be used to return proxies granted by both common shareholders and holders of AMPS.

Response: The Registrant confirms that substantially the same proxy card will be used for both categories of shareholders.

Comments Relating to the Questions & Answers Section

4.	Fee Waiver and Expense Reimbursement (page 3)

Comment: Please state, under “How do operating expenses of Rydex | SGI Fund compare to those of TYW,” that the Fund’s fee waiver/expense reimbursement arrangement is subject to recoupment by Security Investors during any of the previous 36 months beginning on the date of the expense limitation agreement. Please also confirm that such disclosure is consistent with the expense waiver agreement included in the Registrant’s Registration Statement on Form N-14 filed pursuant to Rule 488 under the Securities Act on September 15, 2011, which includes a different expiration date.

Response: We have implemented the requested change and corrected the related provision of the expense waiver agreement, which is included as an exhibit to this filing.

5.	Sales Loads or Commissions (page 4)

Comment: Please state, under “Will I have to pay any sales load, commissions or similar fees in connection with the Reorganization,” that, although investors will not pay any sales loads or commissions in connection with the Reorganization, investors will be subject to a 25 basis point distribution and service (12b-1) fee.

Response: We have implemented the requested change.

U.S. Securities and Exchange Commission
October 24, 2011
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Comments Relating to the Proxy Statement/Prospectus

6.	Investment Objective (page 1)

Comment: Please state that the Fund’s investment objective to invest, under normal market conditions, at least 80% of its assets in a diversified portfolio of municipal securities whose interest is free from federal income tax may not be changed without shareholder approval.

Response: We have implemented the requested change.

7.	Investments in Municipal Instruments (page 2)

a.
Comment:  If 25 percent or more of the Fund’s assets are or may be invested in securities whose issuers are located in the same state, indicate which states.  Similarly, if the Fund invests or may invest 25 percent or more of its assets in securities the interest upon which is paid from revenues of similar type projects, you should disclose this fact, identify the type or types of projects and briefly discuss any economic, business, or political developments or changes which would most likely affect all projects of that type or types.

Response:  The Fund currently has no intention to invest more than 25 percent of its assets as indicated in the foregoing statement, but it reserves the ability to do so in the future if deemed appropriate from a portfolio management perspective.  Corresponding risk disclosure has been added to the Proxy Statement/Prospectus, and the Fund’s disclosure could be amended in the future if the Fund’s investments change as indicated in the comment.  We also note that the Fund’s Statement of Additional Information provides additional risk disclosure with respect to investments in municipal bonds that finance similar projects.

8.	Pro Forma Rydex │SGI Fund Annual Operating Expense Table (page 6)

Comment: Please revise footnote “*” to state that the Pro Forma Rydex │SGI Fund Annual Operating Expense Table reflects solely contractual fees and expenses (and not estimated economies of scale).

Response: We have implemented the requested change.

9.	Expense Reimbursement Note to Fee Table (page 6)

Comment:  The staff noted that footnote 4 to the Fund’s fee table discloses that the terms of the expense waiver agreement grants recoupment rights to Security Investors even after Security Investors ceases to serve as investment manager (i.e., after termination). The staff believes that such recoupment rights that would survive the termination of the Fund’s advisory relationship could raise certain concerns, and asks the Registrant to reconsider the terms of the arrangement accordingly.

Response:  The Registrant and Security Investors do not believe that these rights raise any legal or fiduciary concerns. The Registrant and Security Investors respectfully note that the terms of this arrangement have been approved by a majority of independent board members and that they are standard terms throughout the fund industry. They also note that expense waiver arrangements reflect a strong entrepreneurial commitment from an investment adviser to the success of a mutual fund for the benefit of its shareholders, and that this comment could have the effect of undermining the willingness of investment advisers to consent to those commitments. This would have a negative effect on mutual funds and their investors. However, given the commitment of Security Investors to the Fund, Security Investors is willing to amend the terms of the arrangement in order to delete the terms that relate to recoupment rights post-termination of an advisory relationship. The disclosures and the related agreement reflect that change.

U.S. Securities and Exchange Commission
October 24, 2011
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10.	Comparison Chart: Rydex │SGI Fund Principal Investment Strategies (page 7)

Comment: Please confirm that investments in other investment vehicles are not part of the Fund’s investment objective to invest, under normal market conditions, at least 80% of its assets in a diversified portfolio of municipal securities whose interest is free from federal income tax, and please clarify the disclosure accordingly.

Response: We hereby confirm that such investments are not part of the Fund’s investment objective to invest, under normal market conditions, at least 80% of its assets in a diversified portfolio of municipal securities whose interest is free from federal income tax. Clarifying disclosure has also been included.

11.	Comparison Chart: Rydex │SGI Fund Principal Investment Strategies (page 8)

Comment: Please revise the disclosure to clarify that the Investment Company Act of 1940 (the “1940 Act”) does not explicitly “authorize” a fund to utilize leverage through derivatives.

Response: We have implemented the requested change and disclosed that the Fund may use leverage in accordance with applicable legal guidance.

12.	Comparison Chart: Rydex │SGI Fund Principal Investment Strategies (page 8)

Comment: Please revise the disclosure to indicate, if applicable, the extent to which the Fund may invest in foreign securities, including emerging market securities.

Response: We have implemented the requested changes and disclosed that the Fund’s investments in foreign securities are limited to 20% of Fund assets and can also include emerging market securities.

13.	Comparison Chart: Rydex │SGI Fund Principal Investment Strategies (page 8)

Comment: Please state, if applicable, that the Fund seeks to maintain a particular weighted average maturity.

Response: The Fund does not seek to maintain a particular weighted average maturity and therefore the disclosure remains unchanged.

14.	Comparison Chart: Comparison of Principal Investment Strategies (page 11)

Comment: Please revise the disclosure relating to tender option bond risk to include a more precise discussion of the risks incurred in connection with these investments and outline in your response letter the Fund’s method of covering to avoid Section 18 concerns relating to these investments.

Response: We have implemented the requested change to include a more precise discussion of the risks incurred in connection with investments in tender option bonds. In addition, we confirm that the Fund intends to comply with Section 18 of the 1940 Act and guidance thereunder (including Investment Company Act Release No. 10666 (Apr. 18, 1979)) with respect to its investments in tender option bonds. In this regard, the Fund will cover such investments by establishing and maintaining a segregated account of liquid assets (or earmark such assets on its books), which will be marked-to-market daily.

U.S. Securities and Exchange Commission
October 24, 2011
Page five

15.	Derivatives Discussion (page 12)

Comment: Please review the disclosure relating to the Fund’s use of derivatives in light of the letter from Mr. Barry Miller, Associate Director, Office of Legal and Disclosure, U.S. Securities and Exchange Commission, to Ms. Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010 (“Barry Miller Letter”) and consider whether changes are necessary.1 The same comment applies to the corresponding principal risk disclosures.

Response: The Registrant is aware of the Barry Miller Letter and believes that the Fund’s disclosure is consistent with the guidance.

16.	Average Annual Total Return Chart (page 18)

Comment: Please revise the captions in the chart to state “Return Before Taxes,” “Return After Taxes on Distributions” and “Return After Taxes on Distributions and Sale of Fund Shares,” respectively.

Response: We have implemented the requested change.

17.	Average Annual Total Return and Year-by-Year Return Charts (page 18)

Comment: Please disclose whether returns are based on net asset value or market value. If returns are based on market values, please also include additional disclosure explaining the differences between net asset value and market value.

Response: We have implemented the requested change.

18.	Capitalization Chart (page 22)

Comment: Please confirm whether the pro forma total nets assets figure is correct as the total net assets figure appears to be incorrect.

Response: We have implemented the requested change and revised the pro forma total nets assets figure to $182,790,973.

19.	Capital Loss Carryovers (page 22)

Comment: Please disclose the maximum amount of capital loss carryovers that could be lost after the Reorganization, essentially including a “worst case scenario.”

Response: We have implemented the requested change.

20.	Valuation Methods (page 22)

Comment: Please state, if applicable, that there are “no material differences between the valuation methods of TYW and Rydex │SGI Fund,” rather than the current “expected to be substantially similar” terminology. This comment applies throughout the document.

Response: We have implemented the requested change and disclosed that there are no material differences between the valuation methods of TYW and Rydex │SGI Fund.

1See Letter from Mr. Barry D. Miller, Associate Director, Office of Legal and Disclosure, U.S. Securities and Exchange Commission, to Ms. Karrie McMillan, General Counsel, Investment Company Institute (July 30, 2010), available at http://www.sec.gov/divisions/investment/guidance/ici073010.pdf.

U.S. Securities and Exchange Commission
October 24, 2011
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21.	Governing Law and Charter (page 22)

Comment: Please state, if applicable, that there are no material differences between the governing law and charters of TYW and Rydex │SGI Fund and/or include comparative disclosure.

Response: We respectfully note that we do not believe that this disclosure is required by the applicable disclosure requirements or even material to the decision to invest in an open-end investment company, such as the Fund. We have nevertheless implemented the requested change and provided a discussion of the possible differences between a Kansas Corporation and a Delaware Statutory Trust under applicable law.

22.	Obligations of the Parties (page 24)

Comment: Please disclose whether the redemption of all of the outstanding AMPS of TYW or the delivery of the Dechert LLP tax opinion is waivable.

Response: We have implemented the requested change and disclosed that such obligations are not waivable.

23.	Expenses Excluded from Expense Reimbursement (page 26)

Comment: The staff noted that the Fund’s expense waiver agreement excludes certain expenses. Accordingly, please confirm in your response letter that, if the Fund expects to incur the excluded expenses (i.e., expenses related to brokerage costs, dividends on securities sold short, acquired fund fees and expenses, interest, taxes, litigation, indemnification, and/or other extraordinary expenses), such expenses should have been included in the “net” expense ratios disclosed by the Fund in the N-14.

Response: The Registrant confirms the foregoing.

24.	Lower Expense Ratio Over Time (page 26)

Comment: Please disclose that the growth of the Fund, which could lead to a lower expense ratio, would benefit Security Investors during the three year period for which fees and expenses are capped by Security Investors.

Response: We have implemented the requested change.

25.	Capital Loss Carryforwards (page 27)

Comment: Please disclose that the Reorganization may have a negative impact on TYW’s capital loss carryforwards.

Response: We have implemented the requested change.

26.	Nominations of Trustees and Shareholder Proposals (page 27)

Comment: As applicable, please disclose in the N-14 if you aware of any anticipated nominations of trustees, shareholder proposals or proxy contests that could be generated by shareholders of TYW.

Response:  The Registrant is not aware of any shareholder proposals or proxy contests by shareholders of TYW in connection with the Special Meeting.  The Special Meeting is not being called for the purpose of electing trustees and therefore trustee nominations may not be made at the Special Meeting.  The Registrant notes that in connection with the next annual meeting of TYW, which would be called by TYW in the event that the Reorganization is not approved, TYW has received notice of certain shareholders’ intent to nominate trustees and/or propose certain shareholder proposals at the annual meeting.  Disclosure regarding such nominations and/or proposals would be included in TYW’s proxy statement relating to the annual meeting to the extent required by applicable rules of the SEC.

U.S. Securities and Exchange Commission
October 24, 2011
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27.	Litigation Related to Auction Market Preferred Securities (“AMPS”) (page 27)

Comment: Please disclose in your response letter if TYW is a party in any current litigation related to the AMPS.

Response: The Registrant and TYW are not aware of such litigation as of this date.

28.	Anticipated Distributions (page 28)

Comment:  Please disclose the approximate gross amount of any anticipated distributions that TYW expects to declare to common shareholders prior to the Reorganization.  In addition, please state the estimated per share amount.

Response: We have implemented the requested change.

29.	Portfolio Realignment (page 28)

Comment:  If applicable, please disclose the approximate amount of any additional expenses that TYW expects to incur in connection with the realignment of the Funds’ portfolios.  Please also disclose (i) the consequences of incurred transaction costs on shareholder investments and (ii) any consequences to shareholders if, depending on market conditions, the portfolio transition is not completed by the time of the Closing Date.

Response:  The Registrant is not aware of additional expenses that should be disclosed.  We have included additional disclosure to indicate that increased transaction costs could decrease TYW’s net asset value and thus the value of Fund shares, and that if the Reorganization is not consummated by the Closing Date, the Fund’s portfolio could continue to bear these transaction costs.

30.	Portfolio Realignment (page 28)

Comment: To the extent possible, please include an estimate of realized gains and losses that could be incurred as a result of the realignment of the portfolios.

Response: These estimates would necessarily be based upon estimated market values, which would not be prudent in the current volatile market environment. Accordingly, no change has been made.

31.	Appendix III (page A III-1)

Comment: Please revise the heading of Appendix III to “Sub-Adviser’s Related Performance.”

Response: We have implemented the requested change.

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October 24, 2011
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32.	Appendix III (page A III-1)

Comment:  Please confirm in your response letter that the Composite is comprised of all separate investment advisory accounts and investment companies, if any, managed by GPAM that have substantially similar investment objectives, policies and strategies as the Fund.

Response: GPAM does not manage investment companies that have substantially similar investment objectives, policies and strategies as the Fund. Therefore, the disclosure remains unchanged.

33.	Appendix III (page A III-1)

Comment:  Please state in your response letter why the Composite is comprised of all separate investment advisory accounts managed by GPAM that have substantially similar investment objectives, policies and strategies as the Fund, as of November 1, 2009.

Response: Prior to November 1, 2009, GPAM did not manage accounts that had similar investment objectives, policies and strategies as the Fund.

34.	Appendix III (page A III-1)

Comment:  Please revise the first sentence of the second paragraph to disclose that the performance information for the Composite is the gross total return as adjusted to reflect all applicable account fees and expenses.

Response: We have implemented the requested change.

35.	Appendix III (page A III-1)

Comment: Please include bold cautionary risk disclosure for the Composite, including that the Composite does not reflect the performance of the Fund and that actual performance could differ.

Response: We have implemented the requested change.

36.	Appendix IV (page A IV-1)

Comment:  Please include additional disclosure with respect to the change of control transaction in the Proxy Statement/Prospectus.  Please also state in your response letter that the Reorganization proposal and the change of control transaction are “inextricably intertwined,” and thus can be “bundled” together as a single proposal, consistent with past guidance.

Response:  We have implemented the requested change.  In addition, we hereby confirm that the Reorganization proposal and the change of control transaction are “inextricably intertwined,” and thus can be “bundled” (i.e., submitted and voted upon together).  According to past SEC staff guidance, “[t]he staff has not required separate proposals if the proposals would be impractical to separate.”2  We submit that the proposals would be impractical to separate because the relevant disclosure with respect to the change of control transaction is already disclosed in this filing, and a TYW shareholder would likely view the change of control transaction as an inconsequential part of his or her initial decision to invest in the Fund.  That is, TYW shareholders would likely view the Fund’s investment objective, strategies and risks, as well as the investment capabilities of Security Investors and GPAM, as more relevant than an opportunity to compare the new investment management and sub-advisory agreements against the previous investment management and sub-advisory agreements, which do not differ in any material respects.  We also note that the change of control transaction will take place at about the same time as the Reorganization and will not result in a change to the day-to-day management of the Registrant.

2See Generic Comment Letter (pub. avail. Feb. 3, 1995).

U.S. Securities and Exchange Commission
October 24, 2011
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37.	Appendix IV (page A IV-1)

Comment:  Please include additional disclosure that the new investment management and sub-advisory agreements will not differ in any material respects from the previous investment management and sub-advisory agreements that were terminated as a result of the change of control transaction.

Response: We have implemented the requested change.

38.	Appendix IV (page A IV-1)

Comment:  Please include relevant disclosure regarding the application of Section 15(f) of the 1940 Act to the change of control transaction, consistent with the recent Proxy Statement filed on behalf of the Registrant.

Response: We have implemented the requested change.

Comments Relating to the Statement of Additional Information (“SAI”)

39.	Investment Objectives and Policies of the Fund (page 1)

Comment:  Please provide corresponding disclosure in the Proxy Statement/Prospectus that the investment objective of the Fund may be altered by the Board of Directors without the approval of shareholders of the Fund.

Response: We have implemented the requested change.

40.	Repurchase Agreements (page 6)

Comment: Please disclose the maximum amount of assets that may be invested in repurchase agreements. If there is not a limit on investments in repurchase agreements, please disclose.

Response: We have implemented the requested change.

41.	Reverse Repurchase Agreements (page 6)

Comment:  Please disclose the maximum amount of assets that may be invested in reverse repurchase agreements.  If there is not a limit on investments in repurchase agreements, please disclose.  Please also disclose whether the Fund’s operating policy only permits borrowing up to 10% of total Fund assets would limit the Fund’s investments in reverse repurchase agreements.

Response: We have implemented the requested change.

42.	Lending of Portfolio Securities (page 6)

Comment: Please state explicitly the Fund’s risks with respect to investing collateral under the Fund’s securities lending arrangements.

Response: We have implemented the requested change.

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October 24, 2011
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43.	Investment Restrictions (page 24)

Comment:  Please disclose that, if a percentage restriction is adhered to at the time of an investment or transaction, a later increase or decrease in percentage resulting from changing values of portfolio securities or amount of total assets will not be considered a violation of any of the Fund’s investment limitations, except for the Fund’s borrowings or investments in illiquid securities.

Response:  We have implemented the requested change with respect to the Fund’s borrowings.  However, with respect to the Fund’s investments in illiquid securities, we believe that investments in liquid securities that become illiquid after the date of acquisition would not result in any violation of the Fund’s investment limitations with respect to investments in illiquid securities.  In this regard, the Fund’s Statement of Additional Information discloses that, if securities that were liquid at the time of purchase subsequently become illiquid and result in the Fund holding illiquid securities in excess of 15% of its net assets, the Fund will no longer purchase additional illiquid securities and may reduce its holdings of illiquid securities in an orderly manner, but it is not required to dispose of illiquid holdings immediately if it is not in the interest of the Fund. Therefore, we have not implemented the requested change with respect to the Fund’s investments in illiquid securities.

44.	Fund Name (page 25)

Comment:  Please state explicitly that the Fund will invest, under normal market conditions, at least 80% of its assets in a diversified portfolio of municipal securities whose interest is free from federal income tax, and that such investment objective may not be changed without shareholder approval.

Response: We have implemented the requested change.

45.	Investment Policies (page 26)

Comment: Please add additional detail regarding the extent to which the 1940 Act permits investments in other investment companies and borrowing.

Response: We have implemented the requested change.

46.	Management of the Fund: Directors and Officers (page 28)

Comment: The staff requests that the following statement be deleted from the text of the Fund’s SAI: “References to the qualifications, attributes and skills of Directors are pursuant to requirements of the SEC, do not constitute holding out of the Board or any Director as having special expertise and shall not impose any greater responsibility or liability on any such person or on the Board by reason thereof.”

Response:  The Registrant accepts to delete the disclosure from the SAI. The Registrant does not believe, however, that this deletion constitutes an admission that the references to the qualifications, attributes and skills of the Directors constitute holding out of the Board or any Director as having special expertise or shall be used to impose any greater responsibility or liability on any such person or on the Board by reason thereof.

***

U.S. Securities and Exchange Commission
October 24, 2011
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Please call Julien Bourgeois at Dechert LLP at 202.261.3451 with any questions or comments regarding this letter, or if he may assist you in any way.

Very truly yours,

/s/ Amy J. Lee

Amy J. Lee
Secretary and Senior Vice President
Security Investors, LLC